UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 17, 2015, SouFun Holdings Limited (the “Company” or “we”) entered into (i) a subscription agreement (“IDG Subscription Agreement”) with IDG Alternative Global Limited, which is an affiliate of IDG Capital Partners (“IDG”) and (ii) a subscription agreement (“Carlyle Subscription Agreement”, together with IDG Subscription Agreement, the “Subscription Agreements”) with Safari Group Holdings Limited and Safari Group CB Holdings Limited, which are beneficially owned by Carlyle Group (“Carlyle”). IDG, Carlyle and certain management members of the Company (mainly Mr. Vincent Mo, founder and CEO) will invest a total amount between $400 million and $700 million (of which 50% will be convertible notes) to purchase the Company’s newly issued Class A ordinary shares and convertible notes (the “Notes”) pursuant to the Subscription Agreements.

Under the Subscription Agreements, the subscription price of the new Class A ordinary shares is US$5.85 per current ADS (i.e., US$29.25 per Class A ordinary share), which is higher than the closing price of the Company’s ADSs as of September 16, 2015 and represents a 3.5% premium to the volume-weighted average trading price of the ADSs for the 20 trading days preceding September 16, 2015. Holders of the Notes will have the right to convert the Notes into Class A ordinary shares at the price per share equal to 122.5% of the per share purchase price of the new Class A ordinary shares at any time within seven years after the issuance of the Notes. The Notes will bear an annual interest of 1.5%.

We expect to consummate the transactions contemplated under the Subscription Agreements as soon as practicable, subject to the satisfaction of customary closing conditions. Following the consummation of these transactions, a representative of Carlyle will hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least one percent of the Company’s total outstanding share capital calculated on a fully-diluted basis.

Copies of the Subscription Agreements and a press release issued by the Company announcing entry into the Subscription Agreements are included as exhibits to this Form 6-K. The foregoing description of each of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreements.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transactions contemplated by the Subscription Agreements. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: September 21, 2015

Exhibit Index

Exhibit 99.1—Press Release
Exhibit 99.2—IDG Subscription Agreement
Exhibit 99.3—Carlyle Subscription Agreement